Exhibit 99.2

NOTICE OF CHANGE OF AUDITOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission

AND TO:	Deloitte & Touché LLP (“Deloitte”)

AND TO:	Ernst & Young LLP (“E&Y”)

Silvercorp Metals Inc. (the “Company”) hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as follows:

1.	E&Y has resigned as the auditor of the Company as of November 26, 2012 (the “Resignation Date”) at the request of the Company;

2.	the Board of Directors of the Company (the “Board”), upon recommendation of the audit committee of the Board, has appointed Deloitte as the successor auditor of the Company as of November 26, 2012;

3.	the resignation of E&Y and the appointment of Deloitte were considered and approved by the audit committee of the Board and the Board;

4.

E&Y’s reports on the financial statements of the Company relating to the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date contained no reservations and did not express a modified opinion; and

5.

there have been no “reportable events” (as such term is defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

DATED this November 26, 2012.

SILVERCORP METALS INC.

“Maria Tang”
Maria Tang
Chief Financial Officer